Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

WOLSELEY PLC
(Translation of registrant’s name into English)

Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA – England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 __________

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 2

The following documents are filed herewith:

INDEX

DOCUMENT
Exhibit 1.1	Blocklisting return – 31 August 2002
Exhibit 1.2	Blocklisting return – 31 August 2002
Exhibit 1.3	Blocklisting return – 31 August 2002

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)

By: /s/ Mark J. White By: Mark J. White By: Group Company Secretary